                                           FILED PURSUANT TO RULE 424(B)(5)
                                           REGISTRATION STATEMENT NO. 333-134553

PRICING SUPPLEMENT No. 2
to Prospectus Supplement dated October 5, 2006
to Prospectus Supplement dated May 30, 2006
and Prospectus dated May 30, 2006

                                   $17,000,000
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES I
                        1.00% Notes Due October 17, 2013
     Performance Linked to the Common Stock of First Data Corporation (FDC)

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series I, this pricing supplement and the accompanying prospectus supplement, dated October 5, 2006 (the "synthetic convertible prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the "MTN prospectus supplement") and the accompanying prospectus dated May 30, 2006 (the "base prospectus"). Terms used here have the meanings given them in the synthetic convertible prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o    INDEX STOCK: The common stock of First Data Corporation. First Data
     Corporation is not involved in this offering and has no obligation with respect to the notes.

o    PRINCIPAL AMOUNT: $1,000 per note, and in the aggregate, $17,000.000.

o    STATED MATURITY DATE: October 17, 2013, subject to postponement if the valuation date is postponed.

o    VALUATION DATE RELATED TO THE STATED MATURITY DATE: October 11, 2013,
     subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption "Description of the Notes-Settlement value" on page SS-18 of the synthetic convertible prospectus supplement.

o    INTEREST RATE: 1.00% per annum.

o    INTEREST PAYMENT DATES: April 17 and October 17 of each year, beginning on
     April 17, 2007.

o    INTEREST PAYMENT RECORD DATES: 15 calendar days prior to each interest payment date.

o    THRESHOLD VALUE: $25.3509, which represents 110.51% of $22.94, which is the average execution price per share of common stock that an affiliate of
     Lehman Brothers Holdings has paid to hedge Lehman Brothers Holdings'
     obligations under the notes.

o    EARLIEST REDEMPTION DATE: October 10, 2009.

o    REDEMPTION NOTICE PERIOD: 30 calendar days.

o    OPTIONAL REPURCHASE NOTICE PERIOD: Eight business days.

o    DETERMINATION PERIOD: Three business days.

o    MULTIPLIER: The initial multiplier for the shares of common stock of First
     Data Corporation is 1.0. The multiplier is subject to adjustment under various circumstances, as described under the caption "Description of the
     Notes-Adjustments to multipliers and to securities included in the calculation of the settlement value" on page SS-19 of the synthetic convertible prospectus supplement, including if First Data Corporation pays a quarterly cash dividend of more or less than the base dividend of $0.06 per share on its shares of common stock. The effective adjustment date for adjusting the multiplier will be the first business day immediately following the 18th day of each February, May, August and November, and the valuation date, as applicable.

o    STOCK SETTLEMENT: Yes, upon exercise by the holder of the repurchase option and at the option of Lehman Brothers Holdings at maturity, all as described under the caption "Description of the Notes-Stock settlement" on page
     SS-25 of the synthetic convertible prospectus supplement. Lehman Brothers
     Holdings will provide the trustee with written notice no later than the valuation date if it elects the stock settlement option.

o    DENOMINATIONS: $1,000 and whole multiples of $1,000.

o    LISTING: The notes will not be listed on any exchange.

o    CUSIP NO.: 524908TZ3

o    ISIN NO.: US524908TZ34

Investing in the notes involves risks. Risk Factors begin on page SS-6 of the synthetic convertible prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

                                                         Per Note      Total
                                                        ---------- -------------
Public offering price.................................    100.00%   $17,000,000
Underwriting discount.................................      0.25%   $    42,500
Proceeds to Lehman Brothers Holdings..................     99.75%   $16,957,500

                             ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional $2,550,000 aggregate principal amount of notes on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about October 17, 2006.

                             ----------------------

                                 LEHMAN BROTHERS

October 10, 2006

     EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION OR REPURCHASE

Here are two examples of hypothetical alternative redemption amount calculations. In each of these examples it is assumed that First Data
Corporation does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the notes.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $20.00:

Alternative redemption amount per $1,000 note =

                                    $20.00
                         $1,000 x ---------- = $788.92
                                   $25.3509

As a result, on the stated maturity date or upon redemption, you would receive
$1,000, plus accrued but unpaid interest, per $1,000 note because $1,000 is greater than $788.92.

In the case of stock settlement on the stated maturity date or upon repurchase in this example, you would receive, if you held a $1,000 note, 50 shares of common stock of First Data Corporation plus $0.00 in cash, plus accrued but unpaid interest, at maturity, or 39 shares of common stock of First Data
Corporation plus $8.92 in cash, plus accrued but unpaid interest, upon repurchase. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $17,000,000 aggregate principal amount of notes, you would receive, in total, 850,000 shares of common stock of First Data Corporation plus
$0.00 in cash, plus accrued but unpaid interest, at maturity, or 670,582 shares of common stock of First Data Corporation plus $0.00 in cash, plus accrued but unpaid interest, upon repurchase.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $30.00:

Alternative redemption amount per $1,000 note =

                                    $30.00
                        $1,000 x ------------ = $1,183.38
                                   $25.3509

As a result, on the stated maturity date or upon redemption, you would receive
$1,183.38, plus accrued but unpaid interest, per $1,000 note because $1,183.38 is greater than $1,000.

In the case of stock settlement on the stated maturity date or upon repurchase in this example, you would receive, if you held a $1,000 note, 39 shares of common stock of First Data Corporation plus $13.38 in cash, plus accrued but unpaid interest, at maturity or upon repurchase. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $17,000,000 aggregate principal amount of notes, you would receive, in total, 670,582 shares of common stock of First Data Corporation plus $0.00 in cash, plus accrued but unpaid interest, at maturity or upon repurchase.

To the extent the actual settlement value differs from the values assumed above or that First Data Corporation changes the amount of the quarterly cash dividends it pays, the results indicated above would be different.

                                      PS-2

                       INDEX STOCK ISSUER AND INDEX STOCK

FIRST DATA CORPORATION

Lehman Brothers Holdings has obtained the following information regarding First
Data Corporation from First Data Corporation's reports filed with the SEC.

First Data Corporation operates electronic commerce and payment services businesses providing money transfer; merchant transaction processing and acquiring; and credit, retail and debit card issuing and processing services.
FDC operates in five business segments: Western Union, First Data Commercial
Services, First Data Financial Institution Services, First Data International
and Integrated Payment Systems. A summary of these segments follows:

o    The Western Union segment is comprised of the consumer-to-consumer money transfer businesses and consumer-to-business bill payment services. The
     Western Union segment includes most of the businesses that will be subject to a spin-off.

o    The First Data Commercial Services segment is comprised of businesses including those that provide merchant acquiring and processing, debit network acquiring and processing, check verification and guarantee, and prepaid card services. Many of the segment's services are offered through joint ventures and other alliance arrangements.

o    The First Data Financial Institution Services segment is comprised of businesses that provide credit and retail card processing, debit processing, output services and remittance processing services.

o    The First Data International segment is comprised of businesses that provide credit, debit and prepaid card processing; merchant acquiring and processing; and ATM and point-of-sale processing, driving, acquiring and switching services, outside of the United States.

o    The Integrated Payment Systems segment's most significant operations involve the issuance of official checks and financial institution money orders by agents which are typically banks or other financial institutions.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The shares of common stock of First Data Corporation are listed on The New York
Stock Exchange under the symbol "FDC".

The following table presents the high and low closing prices for the shares of common stock of First Data Corporation, as reported on The New York Stock
Exchange during each fiscal quarter in 2003, 2004, 2005 and 2006 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2003, 2004, 2005 and 2006 (through the date of this pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will not be below the threshold value on the valuation date related to the repurchase if you exercise your repurchase option, or will increase enough so that the alternative redemption amount will be greater than or equal to $1,000. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-3

                                             HIGH       LOW      PERIOD END
                                           --------  --------   ------------
2003
   First Quarter .......................    $20.66    $17.07      $20.15
   Second Quarter.......................     24.23     18.39       22.57
   Third Quarter........................     23.43     20.39       21.76
   Fourth Quarter.......................     22.37     19.14       22.37

2004
   First Quarter .......................    $23.88    $20.76      $22.96
   Second Quarter.......................     25.29     22.75       24.24
   Third Quarter........................     24.29     22.17       23.69
   Fourth Quarter.......................     24.18     21.30       23.16

2005
   First Quarter .......................    $22.79    $21.41      $21.41
   Second Quarter ......................     22.17     20.11       21.86
   Third Quarter........................     23.38     21.54       21.78
   Fourth Quarter.......................     24.27     21.12       23.42

2006
   First Quarter........................    $26.14    $22.77      $25.49
   Second Quarter ......................     26.41     23.95       24.53
   Third Quarter........................     24.72     21.66       22.87
   Fourth Quarter (through the date of
     this pricing supplement)...........     23.38     22.70       22.98

                                      PS-4

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the notes are first issued until the stated maturity date and
(b) First Data Corporation does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the notes:

o    the hypothetical alternative redemption amount per $1,000 note;

o    the percentage change from the principal amount to the hypothetical alternative redemption amount;

o    the hypothetical total amount payable at stated maturity per $1,000 note
     (without interest);

o    the hypothetical total rate of return (without interest);

o    the hypothetical annualized pre-tax rate of return (without interest);

o    the hypothetical total rate of return (including interest); and

o    the hypothetical annualized pre-tax rate of return (including interest).

                                     PERCENTAGE    HYPOTHETICAL
                                    CHANGE FROM     TOTAL AMOUNT                                              HYPOTHETICAL
                                    THE PRINCIPAL   PAYABLE AT                   HYPOTHETICAL                  ANNUALIZED
                     HYPOTHETICAL   AMOUNT TO THE     STATED      HYPOTHETICAL    ANNUALIZED    HYPOTHETICAL     PRE-TAX
  HYPOTHETICAL        ALTERNATIVE   HYPOTHETICAL   MATURITY PER    TOTAL RATE    PRE-TAX RATE    TOTAL RATE      RATE OF
   SETTLEMENT         REDEMPTION     ALTERNATIVE   $1,000 NOTE     OF RETURN      OF RETURN      OF RETURN       RETURN
  LEVEL ON THE        AMOUNT PER     REDEMPTION      (WITHOUT      (WITHOUT       (WITHOUT      (INCLUDING     (INCLUDING
 VALUATION DATE       $1,000 NOTE      AMOUNT       INTEREST)      INTEREST)      INTEREST)      INTEREST)     INTEREST)
-----------------    ------------- ------------- ---------------  ------------   ------------   -----------   ------------

     $5.00              $197.23        -80.28%       $1,000.00        0.00%          0.00%          7.00%          0.97%
     10.00               394.46        -60.55         1,000.00        0.00           0.00           7.00           0.97
     15.00               591.69        -40.83         1,000.00        0.00           0.00           7.00           0.97
     20.00               788.92        -21.11         1,000.00        0.00           0.00           7.00           0.97
     25.3509 (1)       1,000.00          0.00         1,000.00        0.00           0.00           7.00           0.97
     30.00             1,183.38         18.34         1,183.38       18.34           2.43          25.34           3.28
     35.00             1,380.62         38.06         1,380.62       38.06           4.72          45.06           5.46
     40.00             1,577.85         57.79         1,577.85       57.79           6.73          64.79           7.40
     45.00             1,775.08         77.51         1,775.08       77.51           8.54          84.51           9.14

-----------------------

(1) This figure reflects the threshold value.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

The table above only provides hypothetical return information with regard to notes held to maturity. It is not applicable in the case of notes repurchased or redeemed prior to the stated maturity date.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount, at stated maturity or in connection with a repurchase or redemption, will be greater than $1,000 per $1,000 note or whether the notes will be redeemed prior to the stated maturity date, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

                                      PS-5

           SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. Lehman Brothers
Holdings will not determine the actual comparable yield of the notes until they are issued. You can obtain the comparable yield of the notes and the projected payment schedule by submitting a written request for them to Lehman Brothers
Holdings at the following address:

Controller's Office
Lehman Brothers Holdings Inc.
745 Seventh Avenue
New York, New York 10019
(212) 526-7000

Lehman Brothers Holdings agrees and, by purchasing a note, you agree, for United
States federal income tax purposes, to be bound by Lehman Brothers Holdings'
determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers
Holdings in determining your interest accruals, and the adjustments thereto, in respect of the notes.

                                      PS-6

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $2,550,000 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers
Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $19,550,000, $48,875 and $19,501,125, respectively.

Lehman Brothers Holdings expects to deliver the notes against payment on or about October 17, 2006, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the date of this pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Lehman Brothers Holdings or an affiliate has entered into swap agreements or related hedge transactions with one of Lehman Brothers Holdings' other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate has earned additional income as a result of payments pursuant to the swap, or related hedge transactions.

                                      PS-7

                                   $17,000,000

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES I
                        1.00% NOTES DUE OCTOBER 17, 2013
                            PERFORMANCE LINKED TO THE
                  COMMON STOCK OF FIRST DATA CORPORATION (FDC)

                             ----------------------

                         PRELIMINARY PRICING SUPPLEMENT
                                OCTOBER 10, 2006

                        (INCLUDING PROSPECTUS SUPPLEMENT
                             DATED OCTOBER 5, 2006,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 30, 2006 AND

                                   PROSPECTUS
                               DATED MAY 30, 2006)

                             ----------------------

                                 LEHMAN BROTHERS